Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148802
140,048 Shares

Common Stock

Hansen Medical, Inc. is registering 140,048 shares of common stock for the account of certain of our stockholders listed beginning on page 5. See the section titled “Selling Stockholders” in this prospectus. We issued these shares in connection with our acquisition of AorTx, Inc. on November 15, 2007. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

Our common stock is listed on the NASDAQ Global Market under the symbol “HNSN.” The last reported sale price of our common stock on March 3, 2008 was $17.60 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated March 12, 2008

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from or in addition to that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

We have applied for trademark registration of and/ or claim trademark rights in the marks, “Hansen Medical,” “Sensei,” “Artisan,” “Intellisense,” “Elite,” “Hansen Artisan,” “Hansen Elite,” as well as in the Hansen Medical “heart design” logo, whether standing alone or in connection with the words “Hansen Medical.” All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information contained elsewhere in this prospectus and the documents incorporated herein by reference. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” before you to decide to invest in our common stock.

Overview

We develop, manufacture and sell a new generation of medical robotics designed for accurate positioning, manipulation and stable control of catheters and catheter-based technologies. While earlier generations of medical robotics were designed primarily for manipulating rigid surgical instruments, our Senseitm Robotic Catheter System, or Sensei system, is designed to allow physicians to instinctively navigate flexible catheters with greater stability and control in interventional procedures. Instinctive navigation refers to the ability of our Sensei system to enable physicians to direct the movements of our Artisantm Control Catheter, or Artisan catheter, to a desired anatomical location in a way that is natural and inherently simple. We believe our Sensei system, and its corresponding disposable Artisan catheter, will enable physicians to perform procedures that historically have been too difficult or time-consuming to accomplish routinely with existing catheters and catheter-based technologies, or that we believe could be accomplished only by the most skilled physicians. We believe that our Sensei system will benefit patients, physicians, hospitals and third-party payors by improving clinical outcomes and permitting more complex procedures to be performed interventionally.

Corporate Information

We were incorporated in Delaware in September 2002 under the name AutoCath, Inc. and changed our name to Hansen Medical, Inc. in March 2003. The address of our principal executive office is 380 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 404-5800. Our website address is www.hansenmedical.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. As used in this prospectus, references to “we,” “our,” “us” and “Hansen” refer to Hansen Medical, Inc. unless the context requires otherwise.

Description of the Private Placement

On November 15, 2007, we consummated the acquisition of AorTx, Inc. (AorTx). At the closing of the acquisition we issued 140,048 shares of common stock and paid approximately $4.5 million in cash to former AorTx stockholders. Also at the closing, we paid or cancelled approximately $1.0 million of AorTx liabilities. The Agreement and Plan of Merger and Reorganization (Merger Agreement) governing the acquisition of AorTx also provides for possible milestone payments of up to $30.0 million, payable half in cash and half in shares of our common stock, upon achievement of regulatory clearances and revenue and partnering milestones. In accordance with a registration rights agreement we entered into in connection with the acquisition, we are registering 140,048 shares of our common stock issued in the acquisition for resale by the former AorTx stockholders.

Summary of the Offering

Common stock offered by the selling stockholders	Up to 140,048 shares

Offering Price	Our selling stockholders may sell the shares of common stock offered hereby from time to time at prevailing market prices or in privately negotiated transactions.

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders pursuant to this prospectus.

NASDAQ Global Market symbol	HNSN

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risk factors, and you may lose all or any part of your investment.

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” and “Use of Proceeds” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to obtain and maintain regulatory clearance or approval of our products;

•	our plans to develop and commercialize our products;

•	our ability to obtain and maintain intellectual property protection for our products;

•	the successful development of our sales and marketing capabilities; and

•	the performance of third party manufacturers and our ability to maintain and expand our manufacturing capacity.

In addition, you should refer to the section of this prospectus entitled “Risk Factors” for information regarding other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

On November 15, 2007, we consummated the acquisition of AorTx. At the closing of the acquisition we issued 140,048 shares of common stock and paid approximately $4.5 million in cash to former AorTx stockholders. Also at the closing, we paid or cancelled approximately $1.0 million of AorTx liabilities. In connection with the acquisition we entered into employment agreements with each of Brian Becky, David C. Forster, Alex T. Roth and Brandon Walsh. In accordance with a registration rights agreement entered into in connection with the acquisition, we are registering 140,048 shares of our common stock issued in the acquisition for resale by the former AorTx stockholders.

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders assuming all of the shares covered hereby are sold. The percentage ownership information shown in the table is based upon 21,971,644 shares of common stock outstanding as of February 15, 2008. Except as otherwise disclosed above with respect to the employment agreements, none of the other selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares, other than our agreement pursuant to a registration rights agreement to register for resale certain shares of common stock held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 15, 2008, which is 60 days after February 15, 2008. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Number of
	Shares
	Beneficially	Number of
	Owned Prior to	Shares Beneficially Owned After Offering(2)
Name of Selling Stockholder	Offering(1)	Number	Percent

Thomas Afzal	54	0	*
Steven Bailey	273	0	*
Brian Beckey	1,814	0	*
Bio-Star Private Equity Fund, LLC(3)	28,333	0	*
Bio-Star Private Equity Fund FP, LLC(3)	5,994	0	*
George Caffell	54	0	*
Louis Cannon	875	0	*
Robert Chin, Ph.D.	328	0	*
Jeff Christian	19	0	*
Robert M. Curtis and Patricia M. Marcus, Trustees of the Curtis/Marcus Family Trust Dated April 11, 2002	1,008	0	*
Geoff Dillon	184	0	*
William F. Fearon, M.D.	191	0	*
Fitz Partners, LP	478	0	*

	Number of
	Shares
	Beneficially	Number of
	Owned Prior to	Shares Beneficially Owned After Offering(2)
Name of Selling Stockholder	Offering(1)	Number	Percent

Peter J. Fitzgerald, M.D.	1,537	0	*
Flea Street Translational, LLC(4)	1,183	0	*
David C. Forster, P.E.	22,811	0	*
Richard Ginn	262	0	*
Thuzar Han	27	0	*
HBM-MedFocus, LLC(5)	8,208	0	*
France Dixon Helfer	82	0	*
Scott Heneveld	1,641	0	*
JAIC-Henson MedFocus Fund II, LLC(5)	9,020	0	*
JAIC-Henson MedFocus Accelerator Fund, LLC(5)	1,938	0	*
Thomas Jones	328	0	*
Liisa Ann Larson	405	0	*
James J. Leftwich	27	0	*
Yen Liao	66	0	*
John Lonergan	54	0	*
Kate Marshall	54	0	*
Renee Masi	273	0	*
Daniel Murray	82	0	*
William O’Neill	328	0	*
Matthew Pease	191	0	*
Richard Popp	273	0	*
Mark Reisman	656	0	*
Alex T. Roth	1,506	0	*
Marc Sakwa, M.D.	328	0	*
Saratoga Ventures IV, L.P.(6)	4,609	0	*
Saratoga Ventures V, L.P.(7)	3,687	0	*
Kem Schankareli	109	0	*
St. Jude Medical, Inc.(8)	35,163	0	*
Greg Stone	273	0	*
Ted Tussing	136	0	*
Jeffrey Valko	109	0	*
Brandon Walsh	2,701	0	*
WS Investment Company, LLC (2004A)(9)	997	0	*
WS Investment Company, LLC (2004D)(9)	997	0	*
Kenton Zehr	328	0	*
Ji Zhang	54	0	*
Total	140,048	0	*

*	Represents beneficial ownership of less than 1%.

(1)	The number of shares held by each selling stockholder is subject to change in accordance with the Merger Agreement.

(2)	We have assumed for the purposes of this table that all of the shares offered by the prospectus will be sold by the selling stockholders.

(3)	Bio-Star Management Company is the management company of Bio-Star Private Equity Fund, LLC and Bio-Star Private Equity Fund FP, LLC. The managers of Bio-Star Management Company are Louis A. Cannon, M.D., Steve Almany, M.D. and Renee Masi. Each of the managers exercises shared voting and investment power over the shares held by Bio-Star Private Equity Fund, LLC and Bio-Star Private Equity Fund FP, LLC. Each of the managing members disclaims beneficial ownership of the shares held by Bio-Star Private Equity Fund, LLC and Bio-Star Private Equity Fund FP, LLC except to the extent of his or her pecuniary interest therein.

(4)	Ted Tussing is the managing member of Flea Street Translational, LLC and exercises sole voting and investment power over the shares held by Flea Street Translational, LLC. Mr. Tussing disclaims beneficial ownership of the shares held by Flea Street Translational, LLC except to the extent of his pecuniary interest therein.

(5)	Michael R. Henson is the principal manger of the HMB-MedFocus, LLC, JAIC-Henson MedFocus Fund II, LLC and JAIC-Henson MedFocus Accelerator Fund, LLC and is empowered by the operating agreement of each of such funds to exercise voting and investment power over the shares held by HMB-MedFocus, LLC, JAIC-Henson MedFocus Fund II, LLC and JAIC-Henson MedFocus Accelerator Fund, LLC. Mr. Henson disclaims any beneficial ownership of the shares held by HMB-MedFocus, LLC, JAIC-Henson MedFocus Fund II, LLC and JAIC-Henson MedFocus Accelerator Fund, LLC.

(6)	The general partner of Saratoga Ventures IV, L.P. is Saratoga IV Management LLC and the general partner of Saratoga IV Management LLC is Foster Hendrix. Mr. Hendrix exercises voting and investment power over the shares held by Saratoga Ventures IV, L.P. and disclaims beneficial ownership of the shares held by Saratoga Ventures IV, L.P. except to the extent of his pecuniary interest therein.

(7)	The general partner of Saratoga Ventures V, L.P. is Saratoga V Management LLC and the general partners of Saratoga V Management LLC are Foster Hendrix and Gwen Watanbe. The general partners of Saratoga V Management LLC exercise shared voting and investment power over the shares held by Saratoga Ventures IV, L.P. and disclaim beneficial ownership of the shares held by Saratoga Ventures IV, L.P. except to the extent of his or her pecuniary interest therein.

(8)	Any authorized officer of St. Jude Medical, Inc. can exercise voting or dispositive power over the shares.

(9)	WS Investment Management Company is the Manager of WS Investment Company, LLC (2004A) and WS Investment Company, LLC (2004D) and exercises sole voting and investment power over the shares held by WS Investment Company, LLC (2004A) and WS Investment Company, LLC (2004D).

PLAN OF DISTRIBUTION

The selling stockholders may use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

•	transactions on the Nasdaq Global Market or any other organized market or quotation system where the shares may be traded;

•	privately negotiated transactions between a selling stockholder and a purchaser;

•	transactions effected with or through a broker-dealer acting as either agent or principal;

•	sales pursuant to Rule 144; or

•	any other method permitted pursuant to applicable law.

These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholders and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholders and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

The selling stockholders have advised us that he, she or it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of such shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hansen Medical, Inc. for the year ended December 31, 2007 and the audited historical financial statements of AorTx, Inc. included on page 3 of Hansen Medical, Inc.’s Current Report on Form 8-K/A dated January, 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including this registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our Internet address is www.hansenmedical.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The information found on our website is not part of this or any other report we file with or furnish to the Securities and Exchange Commission.

This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Hansen Medical and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

INCORPORATION BY REFERENCE

Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been previously filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 28, 2008.

2. Current Reports on Form 8-K (excluding any portions thereof that are deemed to be furnished and not filed), filed on January 23, 2008 and March 4, 2008 and our Current Report on Form 8-K/A filed on January 31, 2008.

3. The description of our common stock contained in our Form 8-A filed November 14, 2006.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 404-5800 or by writing to us at the following address:

Hansen Medical, Inc.
380 North Bernardo Avenue
Mountain View, CA 94043
Attn: Investor Relations

140,048 Shares

Common Stock

PROSPECTUS

March 12, 2008